 Exhibit 99.1

Canadian Zinc announces new nominees to Board of Directors

CZN-TSX
CZICF-OTCQB

VANCOUVER, May 24, 2016 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") is pleased to announce four new nominees for election as directors at its forthcoming Annual Meeting to be held on June 21, 2016.

The new nominees for election to the Board are: Jean-Charles Potvin, Malcolm Swallow, Ian Ward and John Warwick.

"We are very pleased that these highly regarded individuals have agreed to join the Board of Canadian Zinc" said John Kearney, Chairman and CEO. "All four nominees are respected business and community leaders and are well known within the Canadian mining industry. Their collective experiences will greatly enhance the Board's technical, financial and governance capabilities."

The new nominations are intended to expand and strengthen the Board as the Company moves forward with the financing and development of its Prairie Creek Mine project and to fill the vacancies arising from the retirement as directors of John MacPherson, during the past year, and Brian Atkins who has indicated his wish to retire and is not standing for re-election at the AGM.

"The Board of Directors acknowledges and appreciates the guidance and contribution of Brian Atkins and John MacPherson as directors of the Company and extends its best wishes on their retirement from Canadian Zinc", added John Kearney.

Brief details on the four new nominees are provided below.

Jean-Charles Potvin Hons. B.Sc (Geology), MBA

Mr. Potvin is Executive Chairman of Murchison Minerals, a public company advancing the exploration and development of the Brabant zinc/copper VMS deposit in Saskatchewan. Mr. Potvin was a director and Vice-President of Burns Fry Limited (now BMO Nesbitt Burns Inc.) from February 1981 until January 1994 where he evaluated worldwide mining investment opportunities and was a top-ranked gold mining analyst for many years.

JC took Pangea Goldfields public in the capacity of President and Chief Executive Officer in early 1994 and was a "first mover" into Tanzania discovering four major gold deposits before being acquired by Barrick Gold Corporation for $204 million in 2000. From 1989 Mr. Potvin was the President of Tiomin Resources which acquired and completed a feasibility study on the Cerro Colorado copper deposit in Panama and discovered the Kwale mineral sands titanium deposit in Kenya in 1995. He is also currently a director of Gold Reserve Inc. and Azimut Exploration Inc. both public exploration and development companies.

Malcolm J. A. Swallow B.Sc. (Hons.) Mining Engineering; Royal School Mines

Mr. Swallow is a Professional Engineer in BC (Mining Engineering), with more than 40 years of operating and project management experience, including the evaluation, development, construction, and operation of numerous underground and open pit mines involving precious and base metals. He is currently a director of Silvercorp Minerals Inc., a mid-scale producer of silver, lead and zinc from a number of operating mines in China.

From 2008 to 2012 he was a Director and VP Development at Inter-Citic Minerals, a company that developed and sold the Dachang gold project in China to a major Chinese mining company. Malcolm was previously President of Canadian Zinc from 2000 to 2003 and prior thereto Vice President Development of Imperial Metals Limited.

Ian Ward B.Sc. (Minerals Engineering)

Mr. Ward is a Professional Engineer (Ontario) and metallurgist with extensive experience in the processing of gold and base metal ores, industrial minerals, and with grinding systems and effluent treatment. From 2010 to 2015 he was Senior Advisor and Vice President of Metallurgy and Processing for Kinross Gold Corporation, and prior thereto Senior Vice President, Project Development for Mustang Minerals Corp. and previously President and Principal Metallurgist with Micon International Limited.

Ian has practical plant operating experience, extensive engineering experience, and has been intimately involved in a variety of feasibility studies, audits, operations support and project evaluations. During 12 years with Micon he was involved with many new mine developments, both in assignments as Independent Engineer on behalf of lending agencies, in project evaluations, and as manager of feasibility studies conducted by Micon. He is a Qualified Person and co-author for a number of NI 43-101 compliant Technical Reports.

John Warwick BA, MBA, CFA

Mr. Warwick is a financial consultant. Prior to 2015, he was the Managing Director, Investment Banking, founding partner and Head of Corporate Finance of Paradigm Capital Corporation where he advised and assisted companies on financing and capital structure matters.

Prior to 1999 John was Executive Vice President and Vice Chairman of Gordon Capital Corporation and previously a mining analyst at Burns Fry, where he was a top-ranked base metals analyst, and Gardner Watson. He is currently a member of the Board of Governors of the Shaw Festival.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland.

The Prairie Creek Mine contains a partially developed infrastructure including a 1,000 tonne per day flotation mill, workshops, accommodations, and support facilities. The Company holds a Type "A" Water Licence which, along with previously issued permits and licences, permits the operation of a mine at Prairie Creek. An updated Preliminary Feasibility Study was completed in March 2016.

Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits. These include the South Tally Pond project (Lemarchant deposit); Tulks South project (Boomerang-Domino and Tulks East deposits) and Long Lake project (Long Lake deposit).

The Company's exploration strategy in central Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

SOURCE Canadian Zinc Corporation

Image with caption: "Canadian Zinc Corporation (CNW Group/Canadian Zinc Corporation)". Image available at: http://photos.newswire.ca/images/download/20160524_C5936_PHOTO_EN_697849.jpg

%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362-6686, 220 Bay Street, 12th Floor, Toronto, ON M5J 2W4; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree: 1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, 220 Bay Street, 12th Floor, Toronto, ON M5J 2W4; E-mail: invest@canadianzinc.com Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 24-MAY-16